                               FILED BY COEUR D'ALENE MINES CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               SUBJECT COMPANY: WHEATON RIVER MINERALS LTD.
                               (NO. 1-31561)


         COEUR BOOSTS CASH COMPONENT IN WHEATON RIVER MERGER PROPOSAL -
             SHAREHOLDERS TO NOW RECEIVE 23% OF TOTAL VALUE IN CASH

       SEND A STRONG MESSAGE TO YOUR BOARD THAT IT SHOULD NEGOTIATE WITH
             COEUR REGARDING OUR IMPROVED SUPERIOR MERGER PROPOSAL

            VOTE AGAINST THE PROPOSED WHEATON RIVER-IAMGOLD PLAN OF
                   ARRANGEMENT ON THE GREEN PROXY CARD TODAY

                                                                   June 21, 2004
Dear Wheaton River Shareholder:

     Today, Coeur d'Alene Mines Corporation ("Coeur") boosted the cash component of its merger proposal to Wheaton River Minerals Ltd. ("Wheaton River") by C$285 million, funded through a committed financing from a major international investment bank. COEUR'S INCREASED CASH COMPONENT NOW ENABLES COEUR TO PAY WHEATON RIVER SHAREHOLDERS A MINIMUM OF C$1.00 PER WHEATON RIVER SHARE IN CASH - REPRESENTING 23% OF THE CURRENT VALUE OF COEUR'S MERGER PROPOSAL.(1)

     With a new vote of Wheaton River shareholders now scheduled for July 6, 2004 regarding the proposed Wheaton River-IAMGold Corporation ("IAMGold") plan of arrangement, COEUR STRONGLY RECOMMENDS THAT ALL WHEATON RIVER SHAREHOLDERS VOTE AGAINST THE PROPOSED IAMGOLD TRANSACTION ON THE GREEN PROXY CARD TODAY. By doing so, you will be sending a strong message to your Board of Directors that you want it to negotiate with Coeur regarding Coeur's enhanced superior merger proposal.

       COEUR IS COMMITTED TO COMPLETING A COMBINATION WITH WHEATON RIVER

     While it is Coeur's desire to complete a friendly business combination with Wheaton River by way of a plan of arrangement, if the Wheaton River Board continues to refuse to negotiate with Coeur, Coeur will consider other transaction alternatives, including making a formal offer directly to the shareholders of Wheaton River.

         DON'T MISS THE OPPORTUNITY TO VOTE AT THE NEW SPECIAL MEETING.

  THE EARLY CUTOFF FOR VOTING YOUR PROXY IS 11:00 AM (TORONTO TIME) ON JULY 2,
   2004. DUE TO THE HOLIDAY ON JULY 1, 2004 BENEFICIAL SHAREHOLDERS IN CANADA SHOULD FAX OR DELIVER THEIR GREEN PROXY CARD VIA OVERNIGHT EXPRESS TO THEIR INTERMEDIARY BY NOON ON JUNE 30, 2004. BENEFICIAL SHAREHOLDERS IN THE UNITED
 STATES SHOULD VOTE BY TELEPHONE/INTERNET OR DELIVER THEIR GREEN PROXY CARD VIA OVERNIGHT EXPRESS TO THEIR INTERMEDIARY BY NOON ON JULY 1, 2004. IF SHAREHOLDERS
    HAVE ANY QUESTIONS ABOUT HOW TO REVOKE OR CHANGE THEIR VOTE, PLEASE CALL MACKENZIE PARTNERS, INC. AT 1-800-322-2885 (TOLL-FREE) OR 212-929-5500 (CALL
                                   COLLECT).

       WE BELIEVE COEUR'S ENHANCED MERGER PROPOSAL IS CLEARLY SUPERIOR TO
                 THE WHEATON RIVER-IAMGOLD PLAN OF ARRANGEMENT
          AND IN THE BEST INTERESTS OF ALL WHEATON RIVER SHAREHOLDERS

---------------

(1) Assuming all of the current outstanding Wheaton River shareholders elect to receive cash, based on the number of issued and outstanding Wheaton River common shares on May 27, 2004, the date Coeur first announced its proposal.

     Based on closing share prices on May 27, 2004, Coeur's enhanced merger proposal will provide Wheaton River shareholders a total value of approximately C$5.00 for each Wheaton River common share, of which at least C$1.00 is cash.

     Coeur's enhanced merger proposal represents:

     - A premium of C$0.94 for each Wheaton River common share over the IAMGold proposal based on closing share prices on May 27, 2004.

     - An increase of approximately 11% over Coeur's initial proposal that was announced on May 27, 2004.

     -  A premium of 26% to Wheaton River's closing share price on May 27, 2004.

     - An opportunity for Wheaton River shareholders to receive 23% of the consideration (based on Coeur's closing share price on June 18, 2004) for their Wheaton River common shares in cash even if all Wheaton River shareholders choose to receive cash.

     IN CONTRAST, THE WHEATON RIVER-IAMGOLD PLAN OF ARRANGEMENT OFFERS WHEATON RIVER SHAREHOLDERS NO CASH WHATSOEVER AND LESS TOTAL VALUE, AS WELL AS LESS GROWTH, SIGNIFICANTLY LESS TRADING LIQUIDITY, NO OPERATING SYNERGIES, AND NO MANAGEMENT OPERATIONAL EXPERTISE.

     Under Coeur's enhanced merger proposal, Wheaton River shareholders may now elect to receive either:

     (i) $5.00 per Wheaton River common share in cash, subject to the maximum cash consideration discussed below; or

     (ii) Coeur common shares or shares of a Canadian subsidiary of Coeur exchangeable into Coeur common shares on a one-to-one basis at the exchange ratio of 0.731 Coeur common shares or Coeur exchangeable shares for each Wheaton River common share exchanged.

     There is no limit on the number of Wheaton River common shares that may be exchanged for Coeur common stock (or exchangeable shares). However, the maximum aggregate amount of cash that Coeur will pay to Wheaton River shareholders under the enhanced Coeur proposal is C$570 million. Therefore, elections to receive cash will be subject to proration if Wheaton River shareholders request in the aggregate to receive more than C$570 million. Based on the number of issued and outstanding Wheaton River common shares on May 27, 2004, if all Wheaton River shareholders elect to receive cash for their Wheaton River common shares, shareholders will receive C$1.00 per Wheaton River common share in cash and
0.577 common shares or Coeur exchangeable shares. If less than all Wheaton River shareholders elect the cash option, Wheaton River shareholders will receive up to C$5.00 per Wheaton River common share in cash (subject to proration based on the maximum aggregate cash consideration of C$570 million).

         A COMBINED COEUR-WHEATON RIVER WILL BE A GLOBAL LEADER IN THE
                            PRECIOUS METALS INDUSTRY

     A combination of Coeur and Wheaton River will create a global leader in the precious metals industry, focused on the Americas, with one of the highest growth rates in the sector. Our combination will create the fourth largest North American precious metals company, enhance Coeur's position as the world's largest primary silver producer, and create a top 10 global gold producer with among the lowest cash costs in the industry. The combination will bring together Coeur's wholly owned mines and operating expertise in South America with Wheaton River's properties in South America. Based upon a preliminary review of Wheaton River's publicly available information, Coeur anticipates cost savings of US$8-10 million annually. The combined company, a totally unhedged precious metals producer, will have a strong balance sheet, increased financial flexibility, and industry leading trading liquidity on both the NYSE and TSX, providing excellent value to both Wheaton River and Coeur shareholders.

                  COEUR IS WELL-POSITIONED FOR FUTURE SUCCESS

     Coeur is in a strong financial position, with US$235 million in cash and no net debt. In addition to our four operations, we have advanced development projects in Bolivia and Alaska that we expect will nearly double our gold production and increase our silver production by over 50% in the next three years. Between January 1, 2003 and May 27, 2004, Coeur's share price on the NYSE increased 157%, making Coeur one of the best performers in the precious metals sector.

                      SEND A STRONG MESSAGE TO YOUR BOARD.

            VOTE AGAINST THE PROPOSED WHEATON RIVER-IAMGOLD PLAN OF
                   ARRANGEMENT ON THE GREEN PROXY CARD TODAY.

     BY VOTING AGAINST THE PROPOSED IAMGOLD TRANSACTION ON THE GREEN PROXY CARD, YOU WILL BE SENDING A MESSAGE THAT YOUR BOARD OF DIRECTORS CAN'T IGNORE - THAT YOU WANT THEM TO NEGOTIATE WITH COEUR REGARDING OUR ENHANCED SUPERIOR MERGER PROPOSAL. Shareholders who previously voted AGAINST the IAMGold transaction, but whose votes were not counted at the June 8, 2004 Special Meeting as a result of Wheaton River's deadline to submit proxies, now have a fair opportunity to make their voices heard. Furthermore, there is now time for Wheaton River shareholders who may have voted in favor of the IAMGold transaction to revoke or change their vote. EVEN IF SHAREHOLDERS HAVE ALREADY VOTED AGAINST ON MANAGEMENT'S CARD, WE URGE YOU TO VOTE A LATER DATED GREEN PROXY CARD TO MAKE SURE THAT THIS TIME YOUR VOTE IS COUNTED.

     Wheaton River shareholders who wish to VOTE AGAINST the Wheaton River-IAMGold plan of arrangement can revoke or change their vote by simply submitting a GREEN proxy card. If shareholders have any questions about how to revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 (toll-free) or 212-929-5500 (call collect).

     IN ORDER TO ENSURE THAT SHAREHOLDERS' VOTES ARE COUNTED AT THE SPECIAL MEETING, THE GREEN PROXY CARD MUST BE RECEIVED BY JULY 2, 2004 AT 11:00 AM (TORONTO TIME). Make certain your vote will count by signing, dating and mailing your GREEN proxy card today.

                                       Very truly yours,

                                       /s/ DENNIS E. WHEELER
                                       -----------------------------------------
                                       Dennis E. Wheeler
                                       Chairman and Chief Executive Officer

              QUESTIONS AND ANSWERS FOR WHEATON RIVER SHAREHOLDERS

1.   WHO IS COEUR D'ALENE MINES?

    Coeur d'Alene Mines is the world's largest primary silver producer and a growing low-cost producer of gold with a market capitalization approaching US$1 billion. In 2003, Coeur produced approximately 14.2 million ounces of silver and 119,500 ounces of gold. In 2004, Coeur expects that its production will increase to 14.5 million ounces of silver and 133,000 ounces of gold. Coeur owns two of the largest silver mines in the U.S.; two expanding low-cost mines in southern Chile and Argentina; and two advanced development projects, in Bolivia and Alaska. All of these properties are 100% owned.

    The Company also owns large land positions around its Idaho and South American mines, where major exploration is ongoing in 2004. None of the Company's gold or silver production is hedged. Internal growth project already in place have the potential of increasing production 50% by 2007. Coeur trades on the New York Stock Exchange under the symbol CDE.

2. WHY IS COEUR'S MERGER PROPOSAL SUPERIOR TO THE PROPOSED TRANSACTION WITH IAMGOLD?

    We believe Coeur's enhanced merger proposal is clearly superior to the Wheaton River-IAMGold plan of arrangement and in the best interests of all Wheaton River shareholders.

    Based on closing share prices on May 27, 2004, Coeur's enhanced merger proposal will provide Wheaton River shareholders a total value of approximately C$5.00 for each Wheaton River common share, of which at least C$1.00 is cash.

    Coeur's enhanced merger proposal represents:

     - A premium of C$0.94 for each Wheaton River common share over the IAMGold proposal based on closing share prices on May 27, 2004.

     - An increase of approximately 11% over Coeur's initial proposal that was announced on May 27, 2004.

     -  A premium of 26% to Wheaton River's closing share price on May 27, 2004.

     - An opportunity for Wheaton River shareholders to receive 23% of the consideration (based on Coeur's closing share price on June 18, 2004) for their Wheaton River common shares in cash even if all Wheaton River shareholders choose to receive cash.

    In contrast, the Wheaton River-IAMGold plan of arrangement offers Wheaton River shareholders no cash whatsoever, less total value, less growth, significantly less trading liquidity, no operating synergies, and no management operational expertise.

3. WHY SHOULD SHAREHOLDERS VOTE AGAINST THE IAMGOLD TRANSACTION? IF I ALREADY SENT IN MANAGEMENT'S PROXY CARD, CAN I VOTE AGAIN OR CHANGE MY VOTE?

By any measure, Coeur's enhanced merger proposal provides more value to Wheaton River shareholders than the IAMGold transaction. Coeur has boosted the cash component of its merger proposal to Wheaton River by C$285 million, funded through a committed financing from a major international investment bank. Coeur's increased cash component now enables Coeur to pay Wheaton River shareholders a minimum of C$1.00 per Wheaton River share in cash - representing 23% of the current value of Coeur's merger proposal.(1)

---------------

(1) Assuming all of the current outstanding Wheaton River shareholders elect to receive cash, based on the number of issued and outstanding Wheaton River common shares on May 27, 2004, the date Coeur first announced its proposal.

    In contrast, the Wheaton River-IAMGold plan of arrangement offers Wheaton River shareholders no cash whatsoever and less total value, as well as less growth, significantly less trading liquidity, no operating synergies and no management operational expertise.

    The following chart clearly illustrates that the implied value per Wheaton River share of Coeur's proposal offers consistently higher value than the IAMGold proposal:

                  COEUR'S PROPOSAL OFFERS CONSISTENTLY HIGHER VALUE

                                    (LINE GRAPH)

    Wheaton River shareholders who wish to VOTE AGAINST the Wheaton River-IAMGold plan of arrangement can revoke or change their vote by simply signing, dating and submitting a GREEN proxy card. If shareholders have any questions about how to revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 (toll-free) or 212-929-5500 (collect).

    In order to allow for sufficient time for your GREEN proxy card to be counted at the reconvened Special Meeting, we urge you to sign, date and return the GREEN proxy card today. To ensure that your vote is counted at the Special Meeting, your GREEN proxy card must be received by July 2, 2004 at 11:00 am (Toronto time).

    In contrast, the Wheaton River-IAMGold plan of arrangement offers Wheaton River shareholders no cash whatsoever, less total value, less growth, significantly less trading liquidity, no operating synergies, and no management operational expertise.

4. WHAT REALLY HAPPENED AT THE JUNE 8, 2004 SPECIAL MEETING OF WHEATON RIVER SHAREHOLDERS? WHY IS THERE ANOTHER VOTE?

    Wheaton River had originally held an annual and special meeting of shareholders on June 8, 2004. The votes of certain Wheaton River shareholders were not counted at the first meeting. One of these shareholders commenced legal proceedings to ensure that it would be permitted to vote against the proposed business combination between Wheaton River and IAMGold. The new meeting is being convened following the initiation of these legal proceedings and the resulting supplemental interim order made by the Ontario Superior Court of Justice to set a new meeting date to allow Wheaton River shareholders to vote in respect of the IAMGold Proposal.

    The reconvened Special Meeting on July 6th will ensure that all Wheaton River shareholders have sufficient time to evaluate both Coeur's enhanced merger proposal and the IAMGold plan of arrangement. In order to ensure that your vote is counted at the Special Meeting, your GREEN proxy card must be received by the early proxy deadline cutoff of 11:00 am (Toronto time) on July 2, 2004.

5.   WHAT ARE THE BENEFITS OF A COEUR-WHEATON RIVER COMBINATION?

    A combination of Coeur and Wheaton River will create a global leader in the precious metals industry, focused on the Americas, with one of the highest growth rates in the sector. Our combination will create the fourth largest North American precious metals company, enhance Coeur's position as the world's largest primary silver producer, and create a top 10 global gold producer with among the lowest cash costs in the industry. The combination will bring together Coeur's wholly owned mines and operating expertise in South America with Wheaton River's properties in South America. Based upon a preliminary review of Wheaton River's publicly available information, Coeur anticipates cost savings of US$8-10 million annually. A combined Coeur-Wheaton River will also have superior growth prospects and a reserves and production profile that is among the leaders in the industry.

    We strongly believe that the combined company will provide excellent value to both Wheaton River and Coeur shareholders. The combined company, a totally unhedged precious metals producer, will have a strong balance sheet, increased financial flexibility, and industry leading trading liquidity on both the NYSE and TSX.

6.   WHAT IS COEUR'S FINANCIAL POSITION? WHAT ARE COEUR'S DEVELOPMENT
     OPPORTUNITIES?

    Coeur is in a strong financial position, with US$235 million in cash and no net debt. Between January 1, 2003 and May 27, 2004, Coeur's share price on the NYSE increased 157%, making Coeur one of the best performers in the precious metals sector.

    Coeur owns or leases, either directly or through its subsidiaries, silver and gold development projects in Bolivia (the San Bartolome silver project) and in Alaska (the Kensington gold property). These development projects are at the final feasibility stage and are expected to nearly double Coeur's gold production and increase its silver production by over 50% in the next three years. Coeur also controls strategic properties with exploration potential close to its existing mine operations.

7.   WILL THE PROPOSED TRANSACTION AFFECT COEUR'S SILVER PREMIUM?

    Coeur shares do not have a silver premium and trade more in line with North American gold producers. Based on June 18(th) closing prices and as measured by analyst consensus net asset values, Coeur is trading slightly below North American intermediate gold producers.

    Going forward, the combined company will be the largest primary silver producer in the world and increase its position over its nearest rival by 50%. It will maintain the highest silver leverage of all competitors based on a US$1,000 invested per ounce of silver reserves. The new company's industry leading exposure to silver can only be a positive for the combined company's share price. In addition, Coeur, like other large U.S.-domiciled mining companies such as Newmont, Phelps Dodge and Alcoa, enjoys a liquidity benefit because of the strong retail following for the stocks in the United States. The combination of Coeur and Wheaton River with listings on both the NYSE and TSX will create one of the most liquid precious metals producers in the market place. In conclusion, we see upside potential in the combination for Wheaton River shareholders.

8.   HAS COEUR NEGOTIATED WITH WHEATON RIVER REGARDING ITS ENHANCED MERGER
     PROPOSAL?

    Coeur wishes to complete a friendly plan of arrangement with Wheaton River with the full support of Wheaton River's Board, the recently formed Special Committee of the Board and management. Coeur has repeatedly invited Wheaton River's Board and its advisors to conduct due diligence on Coeur's assets in order to better understand the compelling rationale and superior value of a business combination between Coeur and Wheaton River. To date, Wheaton River has not taken Coeur up on this offer. Coeur remains open to speaking directly with the Board and management of Wheaton River to discuss its enhanced merger proposal.

9.   HOW LONG WOULD IT TAKE COEUR TO COMPLETE A TRANSACTION WITH WHEATON RIVER?

    Coeur is prepared to promptly enter into an arrangement agreement with Wheaton River in form and substance substantially the same as the existing agreement between Wheaton River and IAMGold. Coeur's offer is not conditional on obtaining financing or additional due diligence.

    Coeur is hopeful that once Wheaton River shareholders VOTE AGAINST the IAMGold transaction and the Wheaton River Board enters into discussions with Coeur regarding its enhanced merger proposal, both companies will move forward expeditiously in a constructive manner to consummate its proposal in the form of a plan of arrangement.

10.  HOW DOES GOLDEN STAR'S OFFER FOR IAMGOLD IMPACT MY VOTE?

    Golden Star's offer for IAMGold may influence IAMGold shareholders in their determination about whether or not to approve the Wheaton River-IAMGold plan of arrangement. IAMGold will be conducting a meeting of its shareholders to vote on the proposed Wheaton River-IAMGold plan of arrangement on June 29, 2004.

    The Wheaton River-IAMGold plan of arrangement requires approval by the shareholders of both companies. A rejection of the plan of arrangement by IAMGold shareholders would prevent the consummation of that transaction.

                          TIME IS SHORT - DO NOT DELAY

                        YOUR VOTE "AGAINST" IS IMPORTANT

                    IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY
                    ASSISTANCE IN VOTING YOUR WHEATON SHARES

                                  PLEASE CALL

                            MACKENZIE PARTNERS, INC.

                            (212) 929-5500 (COLLECT)

                                       OR

                           1-800-322-2885 (TOLL FREE)

                                  (COEUR LOGO)

                            INFORMATION CIRCULAR OF

                        COEUR D'ALENE MINES CORPORATION

            In respect of the Additional Meeting of Shareholders of

                          WHEATON RIVER MINERALS LTD.

                           TO BE HELD ON JULY 6, 2004

                                  VOTE AGAINST

                    THE PROPOSED PLAN OF ARRANGEMENT BETWEEN
              WHEATON RIVER MINERALS LTD. AND IAMGOLD CORPORATION

THIS INFORMATION CIRCULAR SOLICITS PROXIES AGAINST THE ARRANGEMENT RESOLUTION PROPOSED BY MANAGEMENT OF WHEATON RIVER MINERALS LTD. WITH RESPECT TO A PROPOSED BUSINESS COMBINATION WITH IAMGOLD CORPORATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO).

YOUR VOTE IS IMPORTANT TO THE FUTURE OF YOUR INVESTMENT IN WHEATON. COEUR BELIEVES THAT ITS PROPOSED BUSINESS COMBINATION WITH WHEATON PROVIDES YOU WITH BETTER VALUE AS A SHAREHOLDER OF WHEATON. COEUR RECOMMENDS THAT YOU VOTE AGAINST THE ARRANGEMENT INVOLVING WHEATON AND IAMGOLD USING THE ACCOMPANYING GREEN PROXY FOLLOWING THE INSTRUCTIONS SET FORTH BELOW UNDER "APPOINTMENT AND REVOCATION OF PROXIES" ON PAGE 11. COEUR'S PROPOSAL MAY NOT BE AVAILABLE UNLESS YOU VOTE AGAINST THE WHEATON/IAMGOLD ARRANGEMENT. YOU MAY OPPOSE THE WHEATON/IAMGOLD ARRANGEMENT EVEN IF YOU HAVE PREVIOUSLY GIVEN A PROXY OR VOTING INSTRUCTIONS IN SUPPORT OF IT.

TO ENSURE THAT YOUR VOTE COUNTS, PLEASE FILL OUT AND RETURN YOUR GREEN PROXY AS SOON AS POSSIBLE. IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN VOTING YOUR WHEATON SHARES, CONTACT MACKENZIE PARTNERS, INC. AT (212) 929-5500 (COLLECT) OR 1-800-322-2885 (TOLL FREE).

                                 June 21, 2004

                            INFORMATION CIRCULAR OF
                        COEUR D'ALENE MINES CORPORATION

This Information Circular (the "Circular") and the accompanying GREEN form of proxy are being sent to you in connection with the solicitation by and on behalf of Coeur d'Alene Mines Corporation ("Coeur") of proxies to be used at a meeting of shareholders of Wheaton River Minerals Ltd. ("Wheaton") scheduled to be held on July 6, 2004, at 11:00 a.m. (Toronto time) at the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, and at any and all adjournments thereof (the "New Meeting").

Wheaton had originally held an annual and special meeting of shareholders on June 8, 2004 at 11:00 a.m. (Toronto time) at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario (the "First Meeting"). The votes of certain Wheaton shareholders were not counted at the First Meeting. One of these shareholders commenced legal proceedings to ensure that it would be permitted to vote against the proposed business combination between Wheaton and IAMGold Corporation (the "IAMGold Proposal"). The New Meeting is being convened following the initiation of these legal proceedings and the resulting supplemental interim order made by the Ontario Superior Court of Justice to set a new meeting date to allow Wheaton shareholders to vote in respect of the IAMGold Proposal.

THIS SOLICITATION OF PROXIES IS NOT MADE BY OR ON BEHALF OF THE MANAGEMENT OR BOARD OF DIRECTORS OF WHEATON.

Wheaton has sent to Wheaton shareholders a management information and proxy circular dated April 30, 2004 (the "Wheaton Proxy Circular") and supplemental information concerning the IAMGold Proposal, dated June 16, 2004.

The Wheaton Proxy Circular solicits proxies in support of a special resolution to effect the IAMGold Proposal (the "IAMGold Arrangement Resolution"). In order for the IAMGold Arrangement Resolution to pass it must be approved by the affirmative vote of not less than two-thirds of the votes cast by shareholders of Wheaton present in person or represented by proxy at the New Meeting. COEUR IS SOLICITING PROXIES FROM WHEATON SHAREHOLDERS TO VOTE AGAINST THE IAMGOLD ARRANGEMENT RESOLUTION.

YOUR VOTE IS IMPORTANT TO THE FUTURE OF YOUR INVESTMENT IN WHEATON. COEUR BELIEVES THAT THE ENHANCED COEUR PROPOSAL (AS DESCRIBED BELOW) PROVIDES YOU WITH BETTER VALUE AS A SHAREHOLDER OF WHEATON. COEUR RECOMMENDS THAT YOU VOTE AGAINST THE IAMGOLD ARRANGEMENT RESOLUTION USING THE ACCOMPANYING GREEN PROXY. YOU MAY ALSO VOTE AGAINST THE IAMGOLD ARRANGEMENT USING THE PROXY FORM SENT TO YOU ALONG WITH THE WHEATON CIRCULAR. THE ENHANCED COEUR PROPOSAL MAY NOT BE AVAILABLE UNLESS YOU VOTE AGAINST THE IAMGOLD ARRANGEMENT RESOLUTION.

YOU MAY DEPOSIT A GREEN PROXY VOTING AGAINST THE IAMGOLD ARRANGEMENT RESOLUTION EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY SOLICITED BY WHEATON MANAGEMENT PURSUANT TO THE WHEATON PROXY CIRCULAR. IN THAT CASE, THE GREEN PROXY WILL REVOKE ANY EARLIER ONE. SEE PAGE 10 "GENERAL PROXY INFORMATION - SOLICITATION OF PROXIES" FOR DETAILED INSTRUCTIONS. IF YOUR WHEATON SHARES ARE REGISTERED IN YOUR NAME (AS OPPOSED TO THE NAME OF AN INTERMEDIARY OR A DEPOSITORY), YOU MAY ALSO REVOKE ANY PREVIOUSLY DELIVERED PROXY BY ATTENDING THE NEW MEETING AND INDICATING YOUR WISH TO VOTE IN PERSON. SEE PAGE 12 ("GENERAL PROXY INFORMATION
- NON-REGISTERED SHAREHOLDERS") FOR INFORMATION ON HOW TO VOTE SHARES REGISTERED IN THE NAME OF AN INTERMEDIARY OR A DEPOSITORY AT THE NEW MEETING. THE EXECUTION OR EXERCISE OF A PROXY DOES

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

NOT CONSTITUTE A WRITTEN OBJECTION AFFECTING A SHAREHOLDER'S DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO).

The information concerning Wheaton contained in this Circular has been taken from or is based upon various publicly available documents or records on file with Canadian securities regulatory authorities (including the Wheaton Proxy Circular). Except as otherwise provided in this Circular, although Coeur has no knowledge that would indicate that any information contained herein taken from or based upon such documents and records is untrue or incomplete, Coeur does not assume any responsibility for the accuracy or completeness of the information taken from, or based upon, such documents and records or for any failure by Wheaton to disclose publicly events or facts which may have occurred, or which may affect the significance or accuracy of any such information but which are unknown to Coeur. The address of Wheaton is Waterfront Centre, Suite 1560-200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

Unless otherwise indicated, all currency references in this Circular are to Canadian dollars.

                               THE COEUR PROPOSAL

Coeur has announced three proposals to acquire the common shares of Wheaton. With each proposal, Coeur has simplified and enhanced the consideration to be received by Wheaton shareholders for their Wheaton common shares. AT ALL TIMES, EACH OF THE COEUR PROPOSALS HAS BEEN SUPERIOR TO THE IAMGOLD PROPOSAL.

THE ENHANCED COEUR PROPOSAL

On June 21, 2004, Coeur announced an increase in the cash consideration payable for Wheaton common shares to $570 million by arranging for a financing commitment from a major international investment bank (the "Enhanced Coeur Proposal").

Under the Enhanced Coeur Proposal, Wheaton shareholders may elect to receive either:

     - $5.00 per Wheaton common share in cash, subject to the maximum cash consideration discussed below; or

     - Coeur common shares or shares of a Canadian subsidiary of Coeur exchangeable into Coeur common shares on a one-to-one basis (the "Canadian Exchangeable Shares") at the exchange ratio of 0.731 Coeur common shares or Canadian Exchangeable Shares for each Wheaton common share exchanged (the "Exchange Ratio").

There is no limit on the number of Wheaton common shares that may be exchanged for Coeur common shares or Canadian Exchangeable Shares. However, the maximum aggregate amount of cash that Coeur will pay to Wheaton shareholders under the Enhanced Coeur Proposal is $570 million. Therefore, elections to receive cash will be subject to proration if Wheaton shareholders elect in the aggregate to receive more than $570 million. Based on the number of issued and outstanding Wheaton common shares on May 27, 2004, the date that Coeur first announced its proposal, if all Wheaton shareholders elect to receive cash for their Wheaton common shares, shareholders will receive $1.00 in cash per Wheaton common share and 0.577 Coeur common shares or Canadian Exchangeable Shares. If less than all Wheaton shareholders elect the cash option, Wheaton shareholders will receive up to $5.00 per Wheaton common share in cash (subject to proration based on the maximum aggregate cash consideration of $570 million).

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

The following table sets forth possible results of the consideration options:

-------------------------------------------------------------------------------------------------------------
                                              MIXTURE OF CONSIDERATION BASED ON SHAREHOLDER ELECTION
                                     ------------------------------------------------------------------------
 FORM OF CONSIDERATION                        ALL SHARES OPTION                     ALL CASH OPTION
-------------------------------------------------------------------------------------------------------------
 Cash                                                 -                       $1.00 per Wheaton share(1)
-------------------------------------------------------------------------------------------------------------
 Coeur Shares/Canadian Exchangeable     0.731 Coeur common shares or         0.577 Coeur common shares or
   Shares                               Canadian Exchangeable Shares        Canadian Exchangeable Shares(1)
-------------------------------------------------------------------------------------------------------------
 Total Consideration                  $5.06 per Wheaton common share(2)        $5.00 per Wheaton common
                                                                                      share(1)(2)
-------------------------------------------------------------------------------------------------------------

Note:
(1) Based on the number of issued and outstanding Wheaton common shares on May 27, 2004 and assuming that all Wheaton shareholders elect to receive all cash for their Wheaton common shares.
(2) Based on Coeur's closing share price on May 27, 2004 and a Canadian/U.S. dollar exchange rate of 1.3597 on May 27, 2004.

In addition, under the Enhanced Coeur Proposal, it is contemplated that warrant and option holders of Wheaton will be entitled to receive an equivalent value of Coeur warrants and options based on the Exchange Ratio.

THE ENHANCED COEUR PROPOSAL IS SUBJECT TO THE LAWFUL TERMINATION OF THE ARRANGEMENT AGREEMENT BETWEEN IAMGOLD CORPORATION AND WHEATON DATED APRIL 23, 2004 IN RESPECT OF THE IAMGOLD PROPOSAL TO BE VOTED ON BY WHEATON SHAREHOLDERS AT THE NEW MEETING.

Coeur believes that the Enhanced Coeur Proposal is superior to the IAMGold Proposal and therefore recommends that you VOTE AGAINST the IAMGold Arrangement Resolution. Based on closing share prices on May 27, 2004, the Enhanced Coeur Proposal will provide Wheaton shareholders a total value of approximately $5.00 for each Wheaton common share, of which at least $1.00 is cash. The Enhanced Coeur Proposal represents:

     - A premium of $0.94 for each Wheaton common share over the IAMGold Proposal based on closing share prices on May 27, 2004.

     - An increase of approximately 11% over Coeur's initial proposal that was announced on May 27, 2004.

     -  A premium of 26% to Wheaton's closing share price on May 27, 2004.

     - An opportunity for Wheaton shareholders to receive 23% of the consideration (based on Coeur's closing share price on June 18, 2004) for their Wheaton common shares in cash even if all Wheaton shareholders choose to receive cash.

In contrast, the IAMGold Proposal offers Wheaton shareholders:

     -  No cash whatsoever.

     -  Less total value.

     -  Less growth.

     -  Substantially less trading liquidity.

     -  No operating synergies.

     -  No management operational expertise.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

The Enhanced Coeur Proposal is superior to the IAMGold Proposal based on the following key measures:

-------------------------------------------------------------------------------------------------------------------
                                              COEUR PROPOSAL                      IAMGOLD PROPOSAL         SUPERIOR
                                  (0.577 COEUR SHARES PLUS $1.00 CASH(1))      (0.55 IAMGOLD SHARES)       PROPOSAL
-------------------------------------------------------------------------------------------------------------------
VALUE OF PROPOSAL:
  May 27, 2004                                     $5.00                               $4.06               Coeur
  June 18, 2004                                    $4.32                               $4.20               Coeur
-------------------------------------------------------------------------------------------------------------------
CASH PER WHEATON SHARE:                23% of total consideration(1)                    None               Coeur
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPERTISE:                             70 years                               None               Coeur
                                       (All operations wholly-owned)            (Minority interests)
-------------------------------------------------------------------------------------------------------------------
PROFILE:
  Silver Production                           21 million ozs.                     6.5 million ozs.         Coeur
  Gold Production                          Top 10 Gold Producer                 Top 10 Gold Producer         -
  Cash Costs                                  Below US$125/oz                     Below US$125/oz            -
-------------------------------------------------------------------------------------------------------------------
GROWTH PROJECTS:
  Projects Contributed                   2 Projects + 2 Expansions                  1 Expansion            Coeur
                                              (Wholly-owned)                  (19% minority interest)      Coeur
  Impact on Production                 250,000 gold equivalent ozs.         60,000 gold equivalent ozs.    Coeur
-------------------------------------------------------------------------------------------------------------------
TRADING AND LIQUIDITY(2):
  Liquidity                                  US$39 million/day                    US$9 million/day         Coeur
  Pro-forma Liquidity                        US$75 million/day                   US$45 million/day         Coeur
  Pro-forma Listings                             NYSE/TSX                             TSX/AMEX             Coeur
-------------------------------------------------------------------------------------------------------------------

Notes:
(1) Based on the number of issued and outstanding Wheaton common shares on May 27, 2004 and closing share prices on June 18, 2004.
(2) Based on the four-month period prior to May 27, 2004.

The cash component of the Enhanced Coeur Proposal will be financed by available cash and a commitment letter between Coeur and a major international investment bank. The commitment letter provides that Coeur will issue to the investment bank up to US$225 million of contingent convertible senior notes, with an option to purchase an additional US$50 million of notes. The notes will have a 2% coupon and other terms substantially similar to the terms of Coeur's 1.25% convertible senior notes due 2024. Coeur has agreed to pay to the investment bank a customary bridge financing fee in connection with this financing. Coeur will issue the notes to the bank, and the bank will pay the purchase price of the notes to Coeur, in each case into an escrow account pending the closing of a combination between Coeur and Wheaton. If a combination of Coeur and Wheaton does not occur, Coeur and the investment bank will terminate and unwind this financing.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

THE BENEFITS OF A BUSINESS COMBINATION BETWEEN COEUR AND WHEATON

A combination of Wheaton and Coeur will create a global leader in the precious metals industry, focused on the Americas, with one of the highest growth rates in the sector. The merger of Wheaton and Coeur will create the fourth largest North American precious metals company, enhance Coeur's position as the world's largest primary silver producer, and create a top 10 global gold producer with among the lowest cash costs in the industry. The combination will bring together Coeur's wholly owned mines and operating expertise in South America with Wheaton's properties in South America. Based upon a preliminary review of Wheaton's publicly available information, Coeur anticipates that a combination of Coeur and Wheaton will achieve cost savings of US$8 - 10 million. The combined company, a totally unhedged precious metals producer, will have a strong balance sheet, increased financial flexibility, and enhanced trading liquidity on both the NYSE and TSX, providing excellent value to both Wheaton and Coeur shareholders.

Simply put, a combination of Wheaton and Coeur has the advantage of superior operating expertise and will result in superior value, growth and liquidity benefiting the shareholders of Wheaton and Coeur.

COEUR IS SEEKING TO PURSUE ITS SUPERIOR PROPOSAL WITH THE SUPPORT OF THE WHEATON BOARD

Coeur wishes to complete a friendly plan of arrangement to effect the combination of Coeur and Wheaton with the full support of the board of directors and management of Wheaton. Coeur has demonstrated its desire to work with the board of directors and management of Wheaton by the following measures:

     - COEUR ARRANGEMENT AGREEMENT TO CONTAIN SUBSTANTIALLY THE SAME TERMS AS THE IAMGOLD ARRANGEMENT. In order to minimize the amount of analysis required by the Wheaton board of directors, the Enhanced Coeur Proposal contemplates the consummation of an arrangement agreement setting forth detailed terms and provisions of the Enhanced Coeur Proposal, in form and substance substantially the same as the amended and restated arrangement agreement between Wheaton and IAMGold Corporation dated as of April 23, 2004 (the "IAMGold Arrangement Agreement"). Coeur forwarded a form of arrangement agreement to Wheaton's legal counsel on May 28, 2004.

     - OPEN COMMUNICATION ENCOURAGED. Coeur's management team has repeatedly announced its desire to meet with Wheaton's board of directors and management to discuss in detail its proposals. In the face of this, Wheaton's board of directors provided Coeur with only a token meeting lasting 30 minutes on Sunday, June 6, 2004, to make a presentation. The Wheaton board of directors rejected the Coeur proposal less than three hours later without any further discussion and without requesting any information. Coeur remains open to speaking directly with the board of directors, the recently formed special committee of the board of directors and management of Wheaton to discuss the Enhanced Coeur Proposal.

     - DUE DILIGENCE ON COEUR INVITED. Coeur has invited Wheaton's board of directors and its advisors to conduct due diligence investigations on Coeur's assets in order to better understand the compelling rationale and superior value of a business combination between Coeur and Wheaton. To date, Wheaton has not taken Coeur up on this offer.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

COEUR COMMITTED TO COMPLETING A COMBINATION WITH WHEATON

Coeur has demonstrated its continuing commitment to complete a business combination with Wheaton. The Enhanced Coeur Proposal is superior to the IAMGold Proposal. While it is Coeur's desire to complete a friendly business combination with Wheaton by way of a plan of arrangement, if the Wheaton board of directors continues to refuse to negotiate with Coeur, Coeur will consider other transaction alternatives, including making a formal offer directly to the shareholders of Wheaton.

                    IMPLEMENTING THE ENHANCED COEUR PROPOSAL

THE COMBINATION OF COEUR AND WHEATON

In order to implement the Enhanced Coeur Proposal it is contemplated that an arrangement agreement (the "Coeur Arrangement Agreement") will be entered into under which Coeur and Wheaton will complete a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "Coeur Arrangement").

Coeur currently contemplates that the Coeur Arrangement will include a new parent holding company to be formed by Coeur. All of the existing shares of Coeur will be converted into a like number of shares of this new holding company. Because this new holding company will replace Coeur as the ultimate parent entity and will have publicly traded stock, this new holding company will issue common shares in the plan of arrangement. In this Circular, the description of the issuance of Coeur shares under the Enhanced Coeur Proposal refers to the issuance of a like number of shares of this new Coeur holding company.

The Coeur Arrangement Agreement will contain substantially the same representations, warranties, covenants and terms and conditions as the IAMGold Arrangement Agreement.

TREATMENT OF WHEATON WARRANTS AND WHEATON OPTIONS UNDER THE COEUR ARRANGEMENT

It is contemplated that the Coeur Arrangement Agreement will provide that each holder of an option to purchase Wheaton common shares and each holder of a Wheaton common share purchase warrant will be entitled to receive an equivalent value of Coeur warrants and options based on the Exchange Ratio.

CONDITIONS TO THE COEUR ARRANGEMENT

The obligations of Coeur and Wheaton to complete the Coeur Arrangement will be standard for a plan of arrangement and will be similar to those contemplated by the IAMGold Arrangement.

NON-SOLICITATION PROVISIONS UNDER THE COEUR ARRANGEMENT

It is contemplated that the Coeur Arrangement Agreement will contain non-solicitation provisions that are standard for a plan of arrangement and similar to those contemplated by the IAMGold Arrangement Agreement.

SUPERIOR PROPOSALS UNDER THE COEUR ARRANGEMENT

It is Coeur's intention to ensure that the definition of superior proposal used in the Coeur Arrangement Agreement will be that which is typically seen in business combinations and will not

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)
follow the definition used in the IAMGold Arrangement Agreement, which Coeur feels fetters the ability of a board of directors to consider a clearly superior third party proposal. Accordingly, the definition of superior proposal will allow the board of directors of either Wheaton or Coeur to exercise their fiduciary duties as directors to enter into negotiations with a third party that has put forward a proposal that will result in a transaction more favourable to Wheaton shareholders or Coeur shareholders, as the case may be, than the transaction contemplated by the proposed Coeur Arrangement Agreement.

TERMINATION AND TERMINATION FEES UNDER THE COEUR ARRANGEMENT

It is contemplated that the termination and termination fee provisions of the Coeur Arrangement Agreement will be the same as, or similar to, those contained in the IAMGold Arrangement Agreement.

               INFORMATION ABOUT COEUR D'ALENE MINES CORPORATION

Coeur was incorporated in Idaho, U.S.A. in 1928. The address of Coeur is 505 Front Avenue, P.O. Box I, Coeur d'Alene, Idaho 83816-0316. The common stock of Coeur trades on the New York Stock Exchange under the symbol CDE. As at June 18, 2004 the market capitalization of Coeur was US$907 million. Additional information about Coeur is available in Coeur's filings with the United States Securities and Exchange Commission available at www.sec.gov/edgar.html.

Coeur is the world's largest primary silver producer and a growing low-cost gold producer and is engaged in the exploration, development and operation of silver and gold mining properties located in Chile, Argentina, the United States and Bolivia. In 2003, Coeur produced approximately 14.2 million ounces of silver and 119,500 ounces of gold. In 2004, Coeur expects that its production will increase to 14.5 million ounces of silver and 133,000 ounces of gold.

Coeur's principal silver and gold mines are located in southern Chile (the Cerro Bayo Mine), Argentina (the Martha Mine), Nevada (the Rochester Mine) and the Silver Valley region of northern Idaho (the Galena Mine). In addition, Coeur owns or leases, either directly or through its subsidiaries, silver and gold development projects in Bolivia (the San Bartolome silver project) and in Alaska (the Kensington gold project). These development projects are at the final feasibility stage and are expected to nearly double Coeur's gold production and increase its silver production by over 50% in the next three years. Coeur also controls strategic properties with exploration potential close to its existing mine operations.

Coeur is in a strong financial position, with US$235 million in cash and no net debt. Between January 1, 2003 through May 27, 2004, Coeur's share price on the New York Stock Exchange increased 157%, making Coeur one of the best performers in the precious metals sector.

COEUR DIRECTORS AND OFFICERS

Information on the directors and officers of Coeur as required by the applicable regulations is as set forth in the table below:

NAME(1)                       POSITION HELD WITH COEUR              PRINCIPAL OCCUPATION(2)
-------                       ------------------------              -----------------------
Dennis E. Wheeler             Chairman of the Board of Directors,   Chairman of the Board of Directors,
                              Chief Executive Officer               Chief Executive Officer of Coeur

James J. Curran               Director                              Corporate Director

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

NAME(1)                       POSITION HELD WITH COEUR              PRINCIPAL OCCUPATION(2)
-------                       ------------------------              -----------------------

James A. McClure              Director                              Corporate Director

Cecil D. Andrus               Director                              Chairman, Andrus Center for Public
                                                                    Policy at Boise State University;
                                                                    "Of Counsel" member of the Gallatin
                                                                    Group (a policy consulting firm)

John H. Robinson              Director                              Chairman, EPC Global, Ltd.

Robert E. Mellor              Director                              Chairman, Chief Executive Officer
                                                                    and President, Building Materials
                                                                    Holding Corporation

Timothy R. Winterer           Director                              Corporate Director

J. Kenneth Thompson           Director                              President and Chief Executive
                                                                    Officer, Pacific Star Energy LLC;
                                                                    President of Pacific Rim Leadership
                                                                    Development, LLC; Director, Alaska
                                                                    Airlines and Alaska Air Group, Inc.

Robert Martinez               President and Chief Operating         President and Chief Operating
                              Officer                               Officer of Coeur

James A. Sabala               Executive Vice-President, Chief       Executive Vice-President, Chief
                              Financial Officer                     Financial Officer of Coeur

Donald J. Birak               Senior Vice President - Exploration   Senior Vice President - Exploration
                                                                    of Coeur

Gary W. Banbury               Senior Vice President and Chief       Senior Vice President and Chief
                              Administrative Officer                Administrative Officer of Coeur
Troy J. Fierro                Vice President - Mining Operations    Vice President - Mining Operations
                                                                    of Coeur

James R. Arnold               Vice President - Technical Services   Vice President - Technical Services
                              and Projects                          and Projects of Coeur

Wayne L. Vincent              Controller and Chief Accounting       Controller and Chief Accounting
                              Officer                               Officer of Coeur

Mitchell J. Krebs             Vice President - Corporate            Vice President - Corporate
                              Development                           Development of Coeur

---------------
Notes:
(1) The business address for each of Coeur's directors and officers is 505 Front Avenue, P.O. Box I, Coeur d'Alene, Idaho 83816-0316.
(2) During the past five years, each of Coeur's directors and officers has held his present principal occupation with his present employer or its predecessors or affiliates, except for: Mr. Robinson who, from April 2000 to September 2002 was Executive Director of Amey plc (a business process outsourcing company), from January 1999 to March 2000, was Vice Chairman of Black & Veatch Inc. (an international engineering and construction firm); Mr. Thompson who, from January 1998 to June 2000 was Executive Vice President of ARCO Inc.'s Asia Pacific oil and gas operating companies; Mr. Sabala who, from 1998 to 2003 was Chief Financial Officer and Controller for Stillwater Mining Company; Mr. Birak who, from March 1999 to January 20, 2004 was Vice-President - Exploration of AngloGold North America, Inc.; Mr. Arnold who, from September 1997 until February 2002 was President and Chief Executive Officer of Knight Piesold and Company; and Mr. Krebs who, from August 1999 to April 2000 was an associate with Allied Capital Corporation.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

NO PREVIOUS ACTIVITIES AS A DISSIDENT

None of Coeur, and to the knowledge of Coeur, any Coeur director or officer, or any associate or affiliate of any such parties, has solicited proxies as a dissident in the last ten years.

COEUR BENEFICIAL OWNERSHIP OF AND DEALINGS IN SECURITIES OF WHEATON

On June 18, 2004 Coeur purchased 1,000 Wheaton common shares at a purchase price of $3.91 per Wheaton common share. As at the date of this Circular, none of Coeur or its officers or directors, or any associate or affiliate of such parties, owns, beneficially owns or exercises control or direction over any of the securities of Wheaton or any affiliate of Wheaton, except as detailed above. None of Coeur, and to the knowledge of Coeur, any Coeur director or officer, or any associate or affiliate of any such parties, is or was within the preceding year a party to a contract, arrangement or understanding with any person in respect of securities of Wheaton, including joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

INTERESTS IN MATERIAL TRANSACTIONS OF WHEATON

None of Coeur, and to the knowledge of Coeur, any Coeur director or officer, or any associate or affiliate of any such parties, has had any material interest, direct or indirect, in any transaction since the commencement of Wheaton's last financial year, or in any proposed transaction which has materially affected or could materially affect Wheaton, other than the Enhanced Coeur Proposal.

CONTRACTS OR ARRANGEMENTS IN CONNECTION WITH WHEATON

There have been no contracts, arrangements or understandings entered into by Coeur, and to the knowledge of Coeur, by any Coeur directors or officers or any associate or affiliate of any such parties, with any person in respect of securities of Wheaton, future employment by Wheaton or any of its affiliates, or future transactions to which Wheaton or its affiliates will be a party.

INTERESTS IN THE MATTERS ACTED UPON AT THE FIRST MEETING AND TO BE ACTED UPON AT THE NEW MEETING

To the best of the knowledge of Coeur, derived solely from the Wheaton Proxy Circular, the only matters acted upon at the First Meeting were the matters referred to in the Wheaton Proxy Circular. To the best knowledge of Coeur, the only matter to be acted upon at the New Meeting is a vote of Wheaton shareholders in respect of the IAMGold Arrangement Resolution as referred to in the Wheaton Proxy Circular. Coeur did not have and does not have, and to the knowledge of Coeur, none of the Coeur directors and officers, none of the associates or affiliates of any such parties, had or has any material interest in the matters acted upon or to be acted upon at the First Meeting or the New Meeting, other than as a result of the Enhanced Coeur Proposal.

                           GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Circular is furnished by Coeur in connection with the solicitation by and on its behalf of proxies for use at the New Meeting to be held on July 6, 2004, at 11:00 a.m. (Toronto time) at the

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, and at any and all adjournments thereof. Proxies may be solicited by mail, telephone, fax or other electronic means and in person, as well as by newspaper or other media advertising.

The costs incurred in the preparation and mailing of this Circular and the solicitation of proxies will be borne by Coeur. Coeur has engaged the services of MacKenzie Partners, Inc. and CIBC World Markets Inc. to assist them in the solicitation of proxies. MacKenzie Partners, Inc. will receive a minimum fee of US$150,000 in connection with the services rendered for and on behalf of Coeur and will also be reimbursed for certain out-of-pocket expenses incurred by it. CIBC World Markets Inc. will be reimbursed by Coeur for certain out-of-pocket expenses incurred by it in connection with the solicitation of proxies by it.

No person is authorized to give information or to make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

RECORD DATE AND VOTING SHARES

Wheaton has announced that the record date for determining shareholders entitled to notice of the New Meeting is April 28, 2004 (the "Record Date"). For purposes of the New Meeting, Wheaton has prepared a list of shareholders who were registered on its records or the records of its transfer agent, CIBC Mellon Trust Company, at the close of business on the Record Date. Each shareholder named on the list is entitled, upon providing satisfactory identification, to vote the common shares of Wheaton shown in such list as being held by such shareholder (other than common shares for which a proxy has been given and not revoked). To the extent that a Wheaton shareholder has transferred Wheaton common shares after the Record Date and the transferee of such Wheaton common shares produces a properly endorsed certificate for such Wheaton common shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the New Meeting, that the transferee's name be included in the list of Wheaton shareholders entitled to vote at the New Meeting, in which case the transferee will be entitled to vote such Wheaton common shares at the New Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholders in the accompanying GREEN proxy are Mitchell Krebs, Tony Ebersole and Steven Balet. A shareholder wishing to appoint some other person (who need not be a Wheaton shareholder) to represent him, her or it at the New Meeting has the right to do so, either by inserting such person's name in the blank space provided in the GREEN proxy or by completing another proper form of proxy.

IN ORDER TO ENSURE THAT THEIR PROXIES CAN BE USED AT THE NEW MEETING, SHAREHOLDERS SHOULD CAREFULLY COMPLETE AND SIGN THEIR GREEN PROXY AND FAX OR MAIL THEIR GREEN PROXY TO THE FAX NUMBER OR ADDRESS SHOWN ON THE REVERSE OF THE GREEN PROXY.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

IN ORDER TO ALLOW SUFFICIENT TIME FOR YOUR GREEN PROXY TO BE DELIVERED FOR USE AT THE MEETING, WE URGE YOU TO SIGN, DATE AND RETURN YOUR PROXY SO THAT IT IS RECEIVED PRIOR TO JULY 2, 2004 OR, IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE NEW MEETING, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE ADJOURNED OR POSTPONED MEETING.

YOU MAY REVOKE A PROXY ALREADY GIVEN PURSUANT TO THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF WHEATON PURSUANT TO THE CIRCULAR.

A registered shareholder who has given a proxy may revoke such proxy by:

     (i) completing and signing a valid proxy bearing a later date and returning it to Mackenzie Partners, Inc. as described above; or

     (ii) depositing an instrument in writing executed by the shareholder or his, her or its attorney authorized in writing, and if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation either: (a) at the registered office of Wheaton at any time up to and including the last business day preceding the day of the New Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; or (b) with the chair of the New Meeting on the day of the New Meeting or any adjournment or postponement thereof; or

     (iii)  in any other manner permitted by law.

REGISTERED SHAREHOLDERS

If you are a registered Wheaton shareholder, you should follow the procedures set out in the GREEN proxy and as set out below. Even if you have already submitted the proxy form that accompanied the Wheaton Proxy Circular, as described above you may submit a GREEN proxy form thereby automatically revoking the proxy that you have previously submitted.

In order to VOTE AGAINST the IAMGold Arrangement Resolution put forth in the Wheaton Proxy Circular, you should do the following:

1. Complete the GREEN proxy by marking "VOTE AGAINST" the special resolution to approve the arrangement under section 182 of the Business Corporations Act (Ontario) involving IAMGold Corporation, 2045230 Ontario Inc. and Wheaton.

2. Sign and date the GREEN proxy and fax it back to the number indicated on the GREEN proxy. If faxing is not an option, please use the pre-paid envelope enclosed with the GREEN proxy.

NON-REGISTERED SHAREHOLDERS

Only registered Wheaton shareholders or the persons they appoint as their proxy holders are permitted to vote at the New Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

     (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares of Wheaton (Intermediaries include, among others,

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)
            banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

     (ii) in the name of a depository (such as The Canadian Depository for Securities Limited or the Depository Trust Company) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Intermediaries are required to forward all meeting materials to Non-Registered Holders. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders.

WITHOUT SPECIFIC INSTRUCTIONS, INTERMEDIARIES ARE PROHIBITED FROM VOTING SHARES FOR THEIR CLIENTS. THEREFORE, NON-REGISTERED HOLDERS WHO WISH TO VOTE AGAINST THE IAMGOLD ARRANGEMENT RESOLUTION SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR WHEATON SHARES ARE COMMUNICATED TO THE INTERMEDIARY BY THE APPROPRIATE TIME. A NON-REGISTERED HOLDER CANNOT USE A VOTING INSTRUCTION FORM TO VOTE WHEATON SHARES DIRECTLY AT THE NEW MEETING. VOTING INSTRUCTIONS MUST BE RETURNED TO THE INTERMEDIARY SUFFICIENTLY IN ADVANCE OF THE NEW MEETING TO HAVE THOSE WHEATON SHARES VOTED.

Intermediaries often use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

     (i) be given a voting instruction form WHICH IS NOT SIGNED BY THE INTERMEDIARY and which, when properly completed and signed by the Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

     (ii) be given a form of proxy WHICH HAS ALREADY BEEN SIGNED BY THE INTERMEDIARY (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 (fax: (212) 929-0308) with respect to the Wheaton shares.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares of Wheaton they beneficially own. Should a Non-Registered Holder wish to attend and vote at the New Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the person's named in the form of proxy and insert the Non-Registered Holder or such other person's name in the blank space provided. IN ANY CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY (OR ANY PROXY AUTHORIZATION FORM) IS TO BE DELIVERED.

A Non-Registered Holder may revoke a form of proxy or voting instruction form given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions given to the Non-Registered Holder by its Intermediary. In order to ensure that an Intermediary acts upon a revocation of a proxy authorization form, the written notice should be received by the Intermediary well in advance of the New Meeting. IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN VOTING, PLEASE CONTACT MACKENZIE PARTNERS, INC. AT
(212) 929-5500 OR 1-800-322-2885.

                             ADDITIONAL INFORMATION

Unless otherwise specified in this Circular, information set forth herein is as of June 21, 2004. Additional information in respect of the First Meeting, the New Meeting and Wheaton is contained in the Wheaton Proxy Circular dated April 30, 2004.

PRINCIPAL HOLDERS OF VOTING SHARES OF WHEATON

To the knowledge of Coeur, based on information contained in the Wheaton Proxy Circular and documents filed by Fidelity Management and Research Company, Fidelity Management Trust Company and Fidelity International Limited with the Ontario Superior Court of Justice, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares of Wheaton carrying more than ten per cent of the voting rights attached to all outstanding common shares of Wheaton, except as set out below:

                                                                               % OF OUTSTANDING
NAME                                                 NUMBER OF SHARES           WHEATON SHARES
----                                                 ----------------          ----------------
Fidelity fund and trust accounts(1)................  77,688,499                      13.7%

---------------
Note: (1) Comprised of Fidelity Management and Research Company, Fidelity
          Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

                                    APPROVAL

The contents and sending of this Circular have been approved by the board of directors of Coeur.

                        COEUR D'ALENE MINES CORPORATION

                        By: (Signed) "Dennis E. Wheeler"
                      Chairman and Chief Executive Officer

         YOUR VOTE IS IMPORTANT - PLEASE SUBMIT YOUR GREEN PROXY TODAY
 IF YOU REQUIRE ASSISTANCE PLEASE CALL MACKENZIE PARTNERS, INC.--(212) 929-5500
                    (collect) or 1-800-322-2885 (toll free)

                          TIME IS SHORT - DO NOT DELAY

                        YOUR VOTE "AGAINST" IS IMPORTANT

                    IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY
                    ASSISTANCE IN VOTING YOUR WHEATON SHARES

                                  PLEASE CALL

                            MACKENZIE PARTNERS, INC.

                            (212) 929-5500 (COLLECT)

                                       OR

                           1-800-322-2885 (TOLL FREE)

                                 FORM OF PROXY

              SOLICITED BY COEUR D'ALENE MINES CORPORATION FOR USE
          AT A MEETING OF SHAREHOLDERS OF WHEATON RIVER MINERALS LTD.
       SCHEDULED TO BE HELD ON JULY 6, 2004 AT 11:00 A.M. (TORONTO TIME)
                   AT THE TSX BROADCAST & CONFERENCE CENTRE,
           THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO

          THIS PROXY IS NOT SOLICITED BY OR ON BEHALF OF MANAGEMENT OF
                          WHEATON RIVER MINERALS LTD.

The undersigned shareholder(s) of Wheaton River Minerals Ltd. ("WHEATON") hereby appoint(s) Mitchell Krebs or, failing him, Tony Ebersole or, failing him, Steven Balet or, instead of any of the foregoing,______________________________, as the nominee and proxy of the undersigned, with full power of substitution, to attend, act for and on behalf of, and vote all of the common shares of Wheaton registered in the name of the undersigned on behalf of, the undersigned at the meeting of shareholders of Wheaton (the "WHEATON MEETING") of the shareholders of Wheaton to be held on Tuesday, July 6, 2004 and at any adjournment or postponement thereof. Without limiting the generality of the power hereby conferred, the nominees specified above shall vote or withhold from voting the common shares of Wheaton represented by this proxy on any ballot that may be called for at the Wheaton Meeting as indicated below.

        COEUR D'ALENE MINES CORPORATION RECOMMENDS THAT YOU VOTE AGAINST
                       THE RESOLUTION LISTED IN (A) BELOW

(a) VOTED FOR ( ) OR AGAINST ( ) the special resolution to approve the arrangement under section 182 of the Business Corporations Act (Ontario) involving IAMGold Corporation, 2045230 Ontario Inc. and Wheaton, as more particularly described in the joint management information circular of Wheaton and IAMGold Corporation dated April 30, 2004, as may be amended (the "WHEATON CIRCULAR"); and

(b) VOTE on such other business as may properly come before the Wheaton Meeting or any adjournment or postponement thereof.

IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING DATED APRIL 30, 2004 AND THE SUPPLEMENTAL INTERIM ORDER GRANTED BY THE ONTARIO SUPERIOR COURT OF JUSTICE ON JUNE 11, 2004 ARE PROPOSED AT THE WHEATON MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF OR IF ANY OTHER MATTER PROPERLY COMES BEFORE THE WHEATON MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON(S) NAMED HEREIN TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE JUDGEMENT OF THE PERSON(S)VOTING THE PROXY AT THE WHEATON MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

BY SUBMITTING THIS PROXY, THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this __________ day of ____________________, 2004.

------------------------------------------------------------       ------------------------------------------------------------
Signature of Shareholder (please sign exactly as your name         Number of common shares of Wheaton represented by this proxy appears on this form of Proxy)

------------------------------------------------------------       ------------------------------------------------------------
Name of Shareholder and Title or Authority (if applicable)         Name of Soliciting Agent, if any
(please print)

                          PLEASE SEE NOTES ON REVERSE

 YOUR VOTE IS IMPORTANT -- YOUR VOTE MUST BE RECEIVED BY JULY 2, 2004 FOR YOUR
                                 VOTE TO COUNT

NOTES:

1. This form of proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized. If your common shares of Wheaton are registered in the name of a securities dealer or broker or other intermediary, you are a non-registered holder and you should carefully review the section of the accompanying information circular dated June 21, 2004 prepared by Coeur d'Alene Mines Corporation (the "COEUR CIRCULAR") entitled "General Proxy Information -- Non-Registered Holders" and carefully follow the instructions of your intermediary. This proxy is only valid in respect of the Wheaton Meeting or any adjournment or postponement thereof.

2. All shareholders should refer to (i) the Coeur Circular for further information regarding completion and use of this form of proxy, and (ii) the Coeur Circular and Wheaton Circular for other information pertaining to the Wheaton Meeting. The Wheaton Meeting is the result of a supplemental interim order granted by the Ontario Superior Court of Justice on June 11, 2004 pursuant to which the shareholders of Wheaton are entitled to vote on the arrangement resolution set out in paragraph (a) on the reverse of this document and in the Wheaton Circular. As of June 21, 2004, Coeur d'Alene Mines Corporation is not aware of any amendments to this resolution or any other matters to be presented for action at the Wheaton Meeting.

3. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS DESIGNATED HEREIN TO ATTEND AND ACT FOR SUCH SHAREHOLDER'S BEHALF AT THE WHEATON MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED HEREIN AND INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR COMPANY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED EXECUTED PROXY TO MACKENZIE PARTNERS, INC. AS INDICATED BELOW PRIOR TO JULY 2, 2004 OR, IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE WHEATON MEETING, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE ADJOURNED OR POSTPONED WHEATON MEETING. THE PERSON OR COMPANY SO DESIGNATED NEED NOT BE A SHAREHOLDER OF WHEATON, BUT MUST ATTEND THE WHEATON MEETING TO VOTE ON YOUR BEHALF.

4. THE COMMON SHARES OF WHEATON REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE IS SPECIFIED, THE SHARES BE VOTED ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED FOR THE MATTER REFERRED TO IN (A) THE SHARES SHALL BE VOTED AGAINST IN RESPECT OF THE MATTER REFERRED TO IN SUCH ITEM.

5. To allow sufficient time for your proxy to be delivered for use at the Wheaton Meeting, we urge you to sign, date and return your proxy so that it is received by Mackenzie Partners, Inc. (in each case at the fax number below) BY 11:00 A.M. (TORONTO TIME) ON JULY 2, 2004, or in the case of adjournment or postponement of the Wheaton Meeting, no later than 48 hours (excluding Saturdays and Sundays and holidays) before the time of the adjourned or postponed Wheaton Meeting. If you have any concern about meeting the deadline specified above, please contact MacKenzie Partners, Inc. at one of the numbers specified at the bottom of this page.

6. PLEASE SIGN, DATE AND RETURN YOUR PROXY TODAY (I) BY FAX TO MACKENZIE PARTNERS, INC. AT THE NUMBER SPECIFIED BELOW, OR (II) BY MAIL TO THE ADDRESS SPECIFIED IN THE ENCLOSED ENVELOPE OR BY DELIVERY TO ONE OF THE ADDRESSES SPECIFIED BELOW. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive in time to be counted. If the proxy is not dated, it will be deemed to be dated on the date on which it is mailed to the shareholder by Coeur d'Alene Mines Corporation.

  PLEASE RETURN THE FORM OF PROXY, BY FAX OR IN THE ENVELOPE PROVIDED FOR THAT
                                  PURPOSE, TO:
                            MacKenzie Partners, Inc.
                              105 Madison Avenue,
                               New York, NY 10016
                              FAX: (212) 929-0308

 IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN VOTING YOUR WHEATON SHARES,
                      PLEASE CALL MACKENZIE PARTNERS, INC.
             (212) 929-5500 (COLLECT) OR 1-800-322-2885 (TOLL FREE)